PARSONS/BURNETT/BJORDAHL LLP

_________________________________

ATTORNEYS

James B. Parsons

jparsons@pblaw.biz

VIA FACSIMILE (202-772-9210)

September 24, 2010

Maryse Mills-Apenteng

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:   New Media Insight Group, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed September 1, 2010

File No. 333-168193

Dear Ms. Mills-Apenteng:

This letter is in response to your comment letter dated September 21, 2010, with regard to the Form S-1 filing of New Media Insight Group, Inc., a Nevada corporation (“New Media” or the "Company") filed on September 1, 2010.

Cover Page

1.

The cover page has been revised according to your comments, and has been reduced to fit on one page.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 29

2.

Reference to the Private Securities Litigation Reform Act has been removed.

3.

Additional information has been added to explain how the company expects to earn revenues, and on what timeline.

Description of Expenditures, page 31

4.

The Description of Expenditures section has been expanded.

Suite 1850 Skyline Tower, 10900 NE 4th Street, Bellevue, WA  98004 • T (425) 451-8036  • F (425) 451-8568 • www.pblaw.biz

_________________________________________________________________

A Limited Liability Partnership with offices in Bellevue and Spokane

Ms. Mills-Apenteng

Division of Corporation Finance

Securities and Exchange Commission

September 23, 2010

Security Ownership of Certain beneficial Owners and Management, page 40

5.

The table has been updated to reflect ownership as of September 15, 2010.

Financial Statements, page 42

6.

Updated financial statements have been included.

Exhibit 5.1

7.

An updated legal opinion has been attached.

Please contact this office with any further comments or questions.  We are filing the redlined version and this letter on EDGAR correspondence.  I would appreciate if you would send any further responses directly to me electronically or via facsimile, so I may assist New Media in a prompt response.  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Very truly yours,

PARSONS/BURNETT/BJORDAHL, LLP

/s/ James B. Parsons

James B. Parsons

JBP:aqs